Avino Silver & Gold Mines Ltd.
Suite 400 - 455 Granville Street
Vancouver, BC V6C 1T1
Ph: (604) 682-3701
Fax: (604) 682-3600
 www.avino.com, shares@avino.com

December 15, 2006
TSX-V Trading symbol: ASM
 U.S. OTC BB symbol: ASGMF
Berlin & Frankfurt GV6

AVINO ANNOUNCES RESULTS OF FIRST SIX DRILL HOLES AT AVINO MINE,
DURANGO, MEXICO

Avino Silver and Gold Mines Ltd. (“Avino”) is pleased to announce results of the first 6 diamond core drill holes exploring the Avino silver copper deposit at its wholly owned property 60 km northeast of Durango, Mexico.

Avino operated the mine from 1976 to 2001 when closure was caused by low silver and copper prices and the local smelter closing for toll processing. The 2006 drill program was designed to test for continuity down dip below the existing workings of the three principal areas of mineralization (San Luis, Elena-Tolosa, and Chirumbo). The Avino vein system strikes principally east west over 1.2 km and dips south at 60 - 70˚.

To view a map of the areas drilled, please go to: http://www.avino.com/i/pdf/2006_DDH_PROGRAM_20Model_20.pdf.

The initial hole CH-06-03 intersected the Avino vein system 180 m below the original Chirumbo workings. The hole intersected both the main Vein/Breccia zone and the footwall breccias as follows:

CH-06-03 Azimuth 340˚ Dip - 50˚ length 453.75 m
Avino Vein 182.8 - 194.8 m, (12 m), 32.61 g/t Ag, 0.29% Cu
Footwall Breccia 204.8 m - 216.8 m, (12 m), 52.41 g/t Ag, 0.31% Cu

(Down Hole Lengths) True widths are not known.

The four holes ET-06-01, 02, 03, 04 explored the down dip and down plunge, extension of the main ore shoot (Elena-Tolosa) on which most underground mining has occurred in the past. Holes ET-06-01 and ET-06-02 intersected the Avino Vein System approximately 40 m below Level 11 ½ (the last level in production when the mine closed in November 2001). Holes ET-06-03 and ET-06-04 intersected the ore-zone approximately 180 m below Level 11 ½. Results from the four holes were as follows:

(All lengths are down hole) True widths are not known.

•	ET-06-01 AZ 340 Dip - 50 Length 431.2 m
o	Avino Vein 401.25 - 415.90 (14.65 m) 26.33 g/t Ag, 0.29% Cu
o	(Intersects west of the ET shoot and is below ore grade but it contains 409.80 - 411.85, 2.05 m, 109 g/t Ag, 0.5% Cu

•	ET-06-02 AZ 340Dip - 50 Length 416.70 m
o	Avino Vein 375.80 - 392.80 (17 m) 35.13 g/t Ag, 0.43% Cu

•	ET-06-03 AZ 340Dip - 50 Length 421.15 m
o	Avino Vein 368.25 - 386.65 (18.4 m) 0.18 g/t Au, 90 g/t Ag, 0.8% Cu

•	ET-06-04 AZ 340Dip - 50 Length 444.05 m
o	Avino Vein 318.5 - 339.5 (21 m) 0.24 g/t Au, 89.4 g/t Ag, 1.12% Cu
o	Includes 318.45 - 321-45 m (3 m) 0.14 g/t Au, 238 g/t Ag, 0.73% Cu

Hole SL-06-01 was drilled below the San Luis workings at the western end of the Avino Vein System. Details were as follows:

•	SL-06-01 Azimuth 000 Dip - 90˚ Length 219.2 m
o	Avino Vein 130.90 - 155.95 (25.05 m)
o	1.42 g/t Au, 40.1 g/t Ag, 0.31% Cu

Drill core from the holes was assayed by Inspectorate Labs at their facilities in Durango Mexico and Sparks Nevada U.S.A. The assay methods were gold (Au) fire assay with AA finish, siler (Ag) fire assay with gravimetric finish and copper (Cu) by 30 element ICP package. Sampling procedures, chain of custody etc. are compliant with NI 43-101.

This report was prepared by Chris J. Sampson, P. Eng., a Qualified Person under National Instrument 43-101.

On Behalf of the Board

“David Wolfin”
David Wolfin
President

The TSX Venture Exchange has not reviewed and does not accept the responsibility for the accuracy or adequacy of this release.